Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-257929
Dated August 4, 2021

FINWISE BANCORP

August 2021

INVESTOR PRESENTATION

DISCLAIMER

FinWise Bancorp ("FinWise," "we," "us," or the "Company") has filed a registration statement (including a prospectus, which is preliminary and subject to completion) with the U.S. Securities and Exchange Commission (the "SEC") for the offering to which this presentation relates. Before you invest in any securities, you should read the prospectus in that registration statement and other documents FinWise has filed or will file with the SEC for more complete information about FinWise and the offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, FinWise, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Piper Sandler & Co., 1251 Avenue of the Americas, Attn: Syndicate Department, by emailing PSCsyndicate@psc.com or by telephone at 1-866-805-4128.

This presentation does not constitute or form a part of the registration statement for the proposed offering to which this presentation relates and does not constitute an offer to sell securities, and FinWise is not soliciting an offer to buy securities in any jurisdiction where such offer or sale is not permitted. Neither the SEC nor any state securities commission has approved or disapproved of the securities of FinWise or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense. Except as otherwise indicated, this presentation speaks as of the date hereof.

FinWise's common stock is not a deposit or savings account of FinWise's bank subsidiary and is not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

This presentation has been prepared by FinWise solely for informational purposes to assist interested parties in making their own evaluation of FinWise. It does not purport to contain all of the information that may be relevant. In all cases, interested parties should conduct their own investigation and analysis of FinWise and the data set forth in this presentation and other information provided by or on behalf of FinWise.

Forward-looking statements and other information

This presentation contains forward-looking statements about the Company. These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. These statements are often, but not always, made through the use of words or phrases such as "may," "might," "should," "could," "predict," "potential," "believe," "will likely result," "expect," "continue," "will," "anticipate," "seek," "estimate," "intend," "plan," "project," "projection," "forecast," "goal," "target," "would," "aim" and "outlook," or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry and management's beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. The inclusion of these forward-looking statements should not be regarded as a representation by us, the underwriters or any other person that such expectations, estimates and projections will be achieved. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

All information contained herein speaks only as of the date of this presentation, except where information is stated to be presented as of a specific date. The information presented or contained in this presentation is subject to change without notice. The Company undertakes no duty to update or revise the information contained herein, publicly or otherwise, including any forward-looking statements, except as required by law. Neither the delivery of this presentation nor any further discussions of the Company, any of its affiliates, shareholders, directors, employees, agents, advisors, representatives or the underwriters with any of the recipients shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since that date.

Market and industry data

This presentation includes estimates regarding market and industry data. Unless otherwise indicated, information concerning our industry and the markets in which we operate, including our general expectations, market positon, market opportunity, and market size, are based on our management's knowledge and experience in the markets in which we operate, together with currently available information obtained from various sources, including publically available information, industry reports and publications, surveys, our clients, trade and business organizations and other contacts in the markets in which we operate. Certain information is based on management estimates, which have been derived from third-party sources, as well as data from our internal research. In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets in which we operate. While we believe the estimated market and industry data included in this presentation are generally reliable, such information, which is derived in part from management's estimates and beliefs, is inherently uncertain and imprecise.

Non-GAAP financial measures

Some of the financial measures included in this presentation are not measures of financial performance recognized by generally accepted accounting principles in the United States ("GAAP"). These non-GAAP financial measures are "tangible shareholders' equity," "tangible book value per share," "efficiency ratio," "reserves to total loans (excluding PPP)" and "total NPAs and TDRs to total assets (excluding PPP)." Our management uses these non-GAAP financial measures in its analysis of our performance. We believe these non-GAAP financial measures provide useful information to management and investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, we acknowledge that our non-GAAP financial measures have a number of limitations. As such, you should not view these measures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. A reconciliation of such non-GAAP financial measures to the most closely related GAAP financial measures is included in the Appendix to this presentation.

Trademarks

"FinWise" and its logos and other trademarks referred to and included in this presentation belong to us. Solely for convenience, we refer to our trademarks in this presentation without the ® or the ™ or symbols, but such references are not intended to indicate that we will not fully assert under applicable law our trademark rights. Other service marks, trademarks and trade names referred to in this presentation, if any, are the property of their respective owners, although for presentational convenience we may not use the ® or the ™ symbols to identify such trademarks.

June 30, 2021 Preliminary Financial Information

Our unaudited consolidated financial statements as of and for the three months ended June 30, 2021 are not yet available. The preliminary unaudited consolidated financial information included in this presentation regarding our performance and financial condition as of and for the three months ended June 30, 2021 is based solely on management's estimates reflecting preliminary financial information, and remains subject to additional procedures and our consideration of subsequent events, particularly as they relate to material estimates and assumptions used in preparing management's estimates. These additional procedures could result in material changes to the preliminary financial information set forth below. There are limitations with making preliminary estimates of our financial results as of and for the three months ended June 30, 2021 and 2020 prior to the completion of our and our auditors' financial review procedures for such periods. Accordingly, our unaudited consolidated financial statements as of and for the three months ended June 30, 2021 may differ materially from our estimates and interim balances indicated in this presentation.

Offering Summary

Issuer	FinWise Bancorp
Exchange / Ticker	NASDAQ / FINW
Base Shares Offered	4,129,459 Common Stock (86% primary / 14% secondary)[1]
Underwriters' Option	15% (all primary shares)
Filing Range	$13.00 - $15.00 per share
Base Offering Size	Approximately $57.8 million[1]
Use of Proceeds	Fund organic growth, continue the buildout of operating infrastructure, and for general corporate purposes, which could include future acquisitions, maintenance of required regulatory capital levels and other growth initiatives
Lock-Up	180 days for executive officers and directors and certain other current shareholders
Sole Bookrunner	PIPER SANDLER
Co-Manager	Stephens
Expected Pricing Date	August 11th

1) Based on the midpoint of the filing range and excluding the underwriters' overallotment option

Our Leadership Team

155 Years of Combined Banking Experience

Presenter



Kent Landvatter
CEO / President

Mr. Landvatter joined FinWise and its wholly-owned Utah state-chartered banking subsidiary, FinWise Bank (the "Bank"), in September 2010 as the President and Chief Executive Officer. Mr. Landvatter has over 40 years of financial services and banking experience, including experience with distressed banks and serving as the president of two de novo banks, Comenity Capital Bank and Goldman Sachs Bank, USA. Mr. Landvatter is the largest beneficial owner at 9.6%.



Javvis Jacobson
CFO / EVP

Mr. Jacobson joined the Bank in March 2015 as the Executive Vice President and Chief Financial Officer. Mr. Jacobson has over 20 years of financial services experience, including at Deloitte, where he served for several years managing audits of financial institutions. Mr. Jacobson also served for several years as the Chief Financial Officer of Beehive Credit Union.



Jim Noone
CCO / EVP

Mr. Noone joined the Bank in February 2018 and was named Executive Vice President and Chief Credit Officer in June 2018. Mr. Noone has 20 years of financial services experience including commercial and investment banking as well as private equity. Prior to joining the Bank, Mr. Noone served as Executive Vice President of Prudent Lenders, an SBA service provider from 2012 to 2018.



Dawn Cannon
COO / EVP

Ms. Cannon joined the Bank in March 2020 as the Senior Operating Officer and was named Executive Vice President and Chief Operating Officer in July 2020. Ms. Cannon has over 17 years of banking experience, including serving as the Executive Vice President of Operations of EnerBank, an industrial bank that focused on lending programs similar to our POS lending program, where she was instrumental in building it from 23 to 285 full time employees and from $10 million to $1.4 billion in total assets.



David Tilis
CSO / SVP

Mr. Tilis joined the Bank in March 2016 as a Vice President and Director of Specialty Lending and now serves as the Chief Strategy Officer and Senior Vice President. Mr. Tilis has over 15 years of financial services experience, including serving as a Vice President of Cross River Bank overseeing SBA lending and playing a significant role in strategic relationships.



Suzanne Musgrow
CRO / SVP

Ms. Musgrow joined the Bank in December 2016 and now serves as a Senior Vice President and the Chief Risk Officer. Ms. Musgrow has over 20 years of banking experience in the areas of credit, compliance and operations.



Rachael Hadley
CRCO / SVP

Ms. Hadley joined the Bank in September 2016 and now serves as a Senior Vice President and the Chief Regulatory Compliance Officer. Ms. Hadley has over 15 years legal and banking experience.

Franchise Snapshot

FinWise Bancorp is a fast-growing, Utah-based bank holding company that leverages strategic relationships with third-party loan origination platforms, proprietary loan analytics technology, a seasoned management team, and a strong and growing balance sheet to deliver superior rates of growth and profitability

Company Overview

- Incorporated in 2002 as the holding company for FinWise Bank, which was incorporated in 1999
- Manages nationwide strategic relationship programs ("Strategic Programs") with third-party, tech-enabled loan origination platforms, that streamline the origination of unsecured consumer, and both secured or unsecured business loans
- Provides Small Business Administration ("SBA") 7(a), commercial, commercial real estate, residential real estate and consumer loans
- FinView™ Analytics Platform ("FinView™") is a proprietary technology developed by FinWise to enhance its ability to gather and interpret loan performance data and help identify attractive risk-adjusted market sectors, which anchors FinWise's product offerings

Four Primary Lines of Business

- Strategic Programs
- SBA 7(a) Lending
- Residential and Commercial Real Estate Lending
- Point of Sale ("POS") Lending Program

1Q '21 Financial Highlights[1,2]

Total Assets	$330.1M	ROAE	43.1%
Net Income	$5.3M	ROAA	6.5%

1) As of or for the quarterly period ended March 31, 2021
2) We calculate our average assets and average equity for a year by dividing the sum of our total asset balance or total shareholder's equity balance, as the case may be, as of the beginning of the relevant year and at the end of the relevant year, and dividing by two. We calculate our average assets and average equity for a quarter by dividing (a) the sum of our total asset balance or total shareholder's equity balance, as the case may be, as of the close of business (i) at the beginning of the relevant quarter and (ii) at the ending of the relevant quarter, by (b) two

Exceptionally Profitable Growth Story

Implement New Strategy	*Execute New Strategy*	*Strong Profitability & Significant Tailwinds*
2010 Kent Landvatter becomes CEO; implements a strategy to improve asset quality and rolls out new business plan **2011** Launched POS Lending Program & Commercial Leasing Formulated tech & data strategy	**2014** Launched SBA 7(a) Lending **2016** Launched Strategic Programs Initiated development of FinView™ Analytics Platform technology **2017** Launched 4th Strategic Program service provider	**2018** Loan originations exceed $0.5 billion Began retaining selected Strategic Program loans **2019** Loan originations exceed $1.5 billion Launched 8th Strategic Program service provider **2020** Record net income of $11.2 million Loan originations of ~$2.6 billion



(18.8%)
(14.3%)
(5.0%)
2.4%
1.5%
9.0%
12.5%
21.3%
26.6%
36.9%
28.4%
43.1%
$32.4
$29.1
$28.0
$28.5
$31.1
$37.5
$47.3
$65.0
$116.1
$177.1
$317.5
$330.1
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
1Q'21
Total Assets ($M)
Return on Average Equity

1) Total assets as of December 31, 2020 and March 31, 2021 include approximately $107.1 million and $65.9 million in PPP loans, respectively

Note: Annual period financial data represents the annual period ending December 31; quarterly period financial data represents the quarterly period as of or ending March 31, 2021; we calculate our average equity for a year by dividing the sum of our total shareholder's equity balance as of the beginning of the relevant year and at the end of the relevant year, and dividing by two. We calculate our average equity for a quarter by dividing (a) the sum of our total shareholder's equity balance as of the close of business (i) at the beginning of the relevant quarter and (ii) at the ending of the relevant quarter, by (b) two

Competitive Landscape

FinWise is Uniquely Positioned for Significant Growth and Profitability

	FinWise Bancorp	Traditional Banks	Nonbank Financial Services
Branch-Lite	✓	✗	✓
Low Cost Funding	✓	✓	✗
Tech-Driven Banking Solutions	✓	✗	✗
Proprietary Data Analytics Platform	✓	✗	✗
Robust Underwriting & Risk Management	✓	✓	✗
Capital Efficient Business Model	✓	✗	✓
Nationwide Lending Platform	✓	✗	✓
Diversified Loan Portfolio / Revenue Streams	✓	✗	✓
Flexible and Cutting-Edge API	✓	✗	✗

KEY INVESTMENT HIGHLIGHTS

- Highly-profitable fintech lending model with compelling growth rates
- Proprietary FinView™ Analytics Platform, which includes an enterprise data warehouse, developed to enhance the gathering and interpretation of customer performance data
- Diverse, scalable revenue stream achieved in business lines with attractive market opportunities
- Disciplined underwriting and compliance infrastructure designed to prudently facilitate a robust loan origination platform
- Historically stable, relatively low-cost core deposits positioned to fund future growth
- Seasoned management team with considerable banking experience and a proven track record

Diverse Business Lines and Revenue Streams

Line of Business	What We Do	Balance Sheet Strategy	1Q '21 Gross Revenue Contribution
Strategic Programs	■ Originate consumer and commercial loans via third party platforms that use technology to streamline origination ■ Retain loans for several business days after origination; sell loan receivables or whole loans to the origination platform or other investors	■ Strategic Program must have a reserve deposit account ■ Mostly originate to sell ■ Selective increase in HFI is part of long-term strategy	56.9%
SBA 7(a) Lending	■ Leverage relationships with third parties to originate SBA 7(a) nationwide	■ Sell guaranteed portion at a premium ■ Expand SBA relationships to grow deposits and POS financing	29.8%
Residential and Commercial Real Estate Lending	■ Offer commercial and consumer banking in the greater Salt Lake City market via one branch location ■ Primarily residential, non-speculative construction loans	■ Originate for investment	3.0%
POS Lending Program	■ Offer loans to finance the purchase of retail goods and services ■ Loan applications are submitted at the point-of-sale through an online portal	■ Originate for investment	0.6%

Note: Financial data is as of or for the quarter ending March 31, 2021; "Other" and "SBA PPP" income not included in Revenue Contribution breakdown

Retained Loan Portfolio Overview

2020 Loan Originations


Total Loan Originations
~$2.6 billion
The vast majority of loans originated during 2020 were sold in 2020
Increase in loans held-for-investment during 2020 of $129.3 million

Loan Portfolio as of March 31, 2021


SBA PPP 26.9%
Strategic Programs 18.1%
$245.2M
RE Lending 9.9%
POS Lending 1.6%
Other 1.9%
SBA 7(a) Lending 41.6%

Loan Portfolio Ex. PPP as of March 31, 2021


Strategic Programs 24.8%
$179.4M
RE Lending 13.5%
SBA 7(a) Lending 56.8%
POS Lending 2.2%
Other 2.7%

Strategic Programs Overview

Business Line Differentiators

- Significant loan volume generated by origination service providers
- Strategic Program service providers serve as sub-servicers and perform typical primary servicing duties
- Every Strategic Program establishes a "reserve" deposit account with FinWise
- Extensive onboarding process and periodic due diligence to confirm service providers adherence to compliance standards

Revenue Model / Opportunities

- **Interest during short retention period**
- **Gain on sale of loans**
- **Minimum program fees**
- **Additional fees related to the volume of loans generated**
- **Loan servicing fees**

1Q '21 Strategic Program Loans on Balance Sheet



Retained (HFI)
Held-For-Sale
14.8%
$44.4M
85.2%

Historical Strategic Program Fees



Strategic Program Fees ($000s)
% of Noninterest Income
58.1%
$5,026
$8,866
64.0%
$9,591
66.7%
48.6%
$2,953
2018
2019
2020
1Q'21

Note: Annual period financial data represents the annual period ending December 31; quarterly period financial data represents the quarterly period as of or ending March 31, 2021

STRATEGY LEVERAGES UNIQUE POSITION AS ORIGINATING BANK

Scalable Lending Platform Strategy Supports Risk Diversification and Profitability

Strategic Service Provider Types

- Prime Consumer Programs
- Subprime Consumer Programs
- Commercial Programs
- Future Deposit Programs

Stringent platform selection criteria for risk diversity and consumer protection

Proprietary FinView™ Analytic Platform

Analytics-driven Application Programming Interface ("API") solution enables scalable growth and data optimization

Strategy

- Sell, retain or develop to maximize bank returns
- Greater diversification and less volatility than a monoline

Originate and Sell Assets

- Balance sheet light
- Fee income centric

Originate and Retain

- Use of Bank balance sheet
- Interest income centric
- Determined to be superior returns
- Offsets risk of fee income volatility

Develop through other Channels

- Bank pilot projects
- Interest income centric
- Determined to be superior returns

Optimizing Returns through Ability to See Across Data Silos

Comparative Cumulative Charge-off Curves by Monthly Vintage



Insights derived through FinView™ enable optimizing exposure by asset class and origination platform
2x
x
Month 1
Month 2
Month 3
Month 4
Month 5
Month 6
Month 7
Month 8
Month 9
Month 10
Month 11
Month 12
Month 13
Month 14
Month 15
Partner 1
Partner 2

Time on Books (months) by Vintage

SBA 7(A) LENDING OVERVIEW

Business Line Differentiators

- Experienced management team
- Ability to analyze loan performance data
- Loan processing structure and ability to leverage BFG relationship
- Strict underwriting, servicing and proactive collection policies

Revenue Model / Opportunities

- Sell SBA guaranteed portions at premiums
- Retain all servicing rights and the unguaranteed portion
- Potential to cross-sell SBA customers
- Active participant in the PPP in 2020

1Q '21 SBA 7(a) Lending Balance Sheet Overview



PPP
Unguaranteed SBA 7(a)
Guaranteed SBA (7(a)
28.6%
39.3%
32.1%
$167.8M

Gain on Sale of Loans and SBA Loan Servicing Fees



Gain on Sale of Loans and Servicing Fees ($000s)
% of Noninterest Income
40.5%
$3,502
$4,774
34.4%
$3,877
27.0%
45.3%
$2,755
2018
2019
2020
1Q'21

Note: Annual period financial data represents the annual period ending December 31; quarterly period financial data represents the quarterly period as of or ending March 31, 2021

Residential and Commercial Real Estate Lending Overview

Business Line Differentiators

High-touch, relationship banking approach

All loans held on balance sheet

Focus on building a core deposit base

Branch Map



North Salt Lake
Emigration Canyon
Salt Lake City
Summit Park
South Salt Lake
Magna
West Valley City
Holladay
Snyderville
Kearns
Taylorsville
Murray
Park City
Stansbury Park
Heights
West Jordan
Erda
Mount Baldy
Sandy
White City
South Jordan
Interlaken
Tooele
Draper
Herriman
Riverton
Lone Peak Wilderness
Cascade Springs
Bluffdale
Alpine
Camp Williams Military
Highland
15
80
201
215
40
189
89

Branch-based Consumer and Commercial Community Bank Offers Strategic Benefits to Broader FinWise Business Lines

Strategic Benefits

- Historically stable and strong profitability engine serves to fuel the growth of other business lines
- Highly efficient use of deposits as low cost funding helps drive high margin lending
- Community branch allows for product testing

Products Overview

- Consumer and commercial lending and deposit taking
- Well-disciplined credit underwriting
- Construction lending with focus on single-family rental

Point of Sale Lending Program Overview

Installment Loans Support Strategic Goals and Offer Significant Growth Opportunities

Product	• Unsecured Installment Loans • Interest bearing and 0% Interest (3, 6, 12 or 24 months)
Strategic Goals	• Support small business revenue growth • Profitably grow balance sheet • Offers downturn protection counter-cyclical business lines
Merchant Details	• 50+ merchants across 16 states (and growing) • Home improvement, spa, musical instruments and other
Tech-Focus	• High degree of automation, loan application tracking, credit analysis loan approvals deploying a combination of FinView™, and "off-the-shelf" technology solutions
Growth Opportunities	• POS lending program presents significant growth opportunities both on a standalone basis, and, as a product to existing customers

Asset Quality

Excluding PPP

Key Highlights

- Historical track record of strong asset quality
- Recorded a $5.2 million provision for loan losses in the first two quarters of 2020 primarily for potential COVID-19-related losses
  - Zero provision taken in the third and fourth quarters of 2020 as COVID-19-related credit concerns subsided; $633k provision taken in Q1 '21
- Loan portfolio is very well-reserved (3.4% Allowance for Loan Losses / Total Loans Ex. PPP)
- SBA 7(a) portfolio significantly outperforms industry averages:
  - Cumulative charge-off rate of 0.3% versus 1.2% for the entire SBA 7(a) lending industry on average[1]

Net Charge-Offs By Line of Business



Strategic Programs
Commercial & Residential Real Estate
Consumer & Non-Real Estate Commercial
SBA
$163K
$2.5M
$3.6M
$648k
2018
2019
2020
1Q '21

NPAs & TDRs / Assets



0.1%
0.6%
0.8%
0.5%
0.6%
0.5%
2018
2019
2020
1Q '21

Allowance for Loan Losses / Total Loans



2.0%
3.3%
4.0%
2.4%
3.4%
2.5%
2018
2019
2020
1Q '21

(1) Based on data sets for the SBA beginning October 1, 2012 through March 31, 2021, SBA 7(a) loans made by the Bank have a charge-off rate of 0.3% versus 1.2% for the entire SBA 7(a) lending industry on average

Note: "Allowance for loan losses to total loans (less PPP loans)" is defined as the allowance for loan losses divided by total loans minus PPP loans. The most directly comparable GAAP financial measure is allowance for loan losses to total loans. "Nonperforming assets and troubled debt restructurings to assets (less PPP loans)" is defined as the sum of nonperforming assets and troubled debt restructurings divided by total assets minus PPP loans. The most directly comparable GAAP financial measure is the sum of nonperforming assets and troubled debt restructurings to total assets. Please see Appendix for GAAP to non-GAAP reconciliations. Annual period financial data represents the annual period ending December 31; quarterly period financial data represents the quarterly period as of or ending March 31, 2021

SIGNIFICANT EARNINGS GROWTH

Net Income ($M)


66.7% CAGR1
$4.0
$9.7
$11.2
$5.3
2018
2019
2020
1Q '21

Strong earnings growth since 2018 driven by revenue diversification and significant increases in earning assets and origination volumes

Tangible Book Value Per Share (Non-GAAP)


41.7% CAGR
$2.74
$3.80
$5.30
$6.00
2018
2019
2020
1Q '21

History of significant, consistent tangible book value per share growth

(1) Represents 2-year CAGR for the periods between December 31, 2018 and December 31, 2020

Note: "Tangible book value per share" is defined as book value per share less goodwill and other intangible assets, divided by the outstanding number of common shares at the end of each period. The most directly comparable GAAP financial measure is book value per share. We had no goodwill or other intangible assets as of any of the dates indicated. We have not considered loan servicing rights as an intangible asset for purposes of this calculation. As a result, tangible book value per share is the same as book value per share as of each of the dates indicated. Please see Appendix for GAAP to non-GAAP reconciliations. Annual period financial data represents the annual period ending December 31; quarterly period financial data represents the quarterly period as of or ending March 31, 2021

Significant Balance Sheet Growth

Total Loan Originations Ex. PPP Originations ($M)


131.2% CAGR[1]
$199.8
$762.7
$1,724.5
$2,470.2
$1,013.4
2017
2018
2019
2020
1Q '21

Total Assets Ex. PPP ($M)


54.0% CAGR
$65.0
$116.1
$177.1
$210.4
$264.2
2017
2018
2019
2020
1Q '21

Total Loans Outstanding Ex. PPP ($M)


44.8% CAGR
$53.9
$87.8
$136.7
$154.6
$179.4
2017
2018
2019
2020
1Q '21

Total Deposits ($M)


47.6% CAGR
$53.1
$94.8
$142.0
$164.5
$188.5
2017
2018
2019
2020
1Q '21

(1) Represents 3-year CAGR for the periods between December 31, 2017 and December 31, 2020

Note: Annual period financial data represents the annual period ending December 31; quarterly period financial data represents the quarterly period as of or ending March 31, 2021

Historically Stable Deposit Base

Total Deposits Breakdown ($M)



Strategic Program Deposits
SBA Customer Deposits
Branch Deposits
Institutional Deposits
Brokered Deposits
$94.8M
12.7%
26.7%
37.9%
0.8%
21.9%
$142.0M
11.2%
28.8%
27.0%
2.6%
30.4%
$164.5M
8.5%
13.5%
31.2%
4.2%
42.6%
$188.5M
9.0%
16.1%
26.0%
4.5%
44.4%
2018
2019
2020
1Q '21

Ongoing focus on building a stable and low-cost deposit base

Core Deposit Strategy Commentary

Branch Deposits

- Solicited through relationship-driven teams of dedicated bankers & community-focused marketing

Strategic Program Deposits

- Recent growth in core deposits is principally driven by funds deposited through our Strategic Programs
- Require Strategic Program service providers to establish a reserve deposit account
- Protects FinWise in the event a purchaser of loan receivables originated through our Strategic Programs cannot meet its contractual obligation
- Reserve deposit account balances required are typically equal to total outstanding balance of loans held-for-sale related to the Strategic Program
- In addition to the reserve deposit account, certain Strategic Program relationships have opened operating deposit accounts

SBA 7(a) Deposit Program and Others

- To further expand funding options, in 2020, we piloted a new deposit product targeting SBA 7(a) customers
- FinWise may also pursue additional deposit gathering opportunities using our existing online and mobile banking products that provide ability to attract nationwide deposits

Note: Annual period financial data represents the annual period ending December 31; quarterly period financial data represents the quarterly period as of or ending March 31, 2021

TOP-TIER PROFITABILITY PERFORMANCE

Return on Average Assets



FinWise
All US Banks
4.5%
1.4%
6.6%
1.3%
4.5%
0.7%
6.5%
1.4%
2018
2019
2020
1Q '21

Return on Average Equity



FinWise
All US Banks
26.6%
12.0%
36.9%
11.4%
28.4%
6.9%
43.1%
13.7%
2018
2019
2020
1Q '21

Net Interest Margin



FinWise
All US Banks
8.1%
3.4%
14.1%
3.4%
11.0%
2.8%
11.0%
2.6%
2018
2019
2020
1Q '21

Efficiency Ratio (Non-GAAP)



FinWise
All US Banks
60.1%
56.3%
46.4%
56.7%
51.6%
59.8%
45.9%
60.0%
2018
2019
2020
1Q '21

Note: "Efficiency ratio" is defined as total noninterest expense divided by the sum of net interest income and noninterest income. We believe this measure is important as an indicator of productivity because it shows the amount of revenue generated for each dollar spent. Please see Appendix for GAAP to non-GAAP reconciliations. According to the FDIC website, the data for all US Banks represents 5,406, 5,177, 5,001, and 4,978 banks for 2018, 2019, 2020 and the three months ended March 31, 2021, respectively. Annual period financial data represents the annual period ending December 31; quarterly period financial data represents the quarterly period as of or ending March 31, 2021. For ROAE and ROAA, we calculate our average assets and average equity for a given period by dividing the sum of our total asset balance or total shareholder's equity balance, as the case may be, as of the beginning of the relevant period and at the end of the relevant period, and dividing by two

Recent Developments

Q2 2021 Highlights (Unaudited and Preliminary)

- Net income was $7.8 million in Q2 2021 compared to $1.1 million in Q2 2020
  - Increase due to a $5.6 million increase in interest and fees on loans and a $4.9 million increase in non-interest income
  - Offset by a $1.9 million increase in non-interest expense and an increase in the provision for income taxes of $1.9 million
- Strategic Program loans held on balance sheet increased by $26.8 million, offset by a decrease in PPP loans of $48.5 million
  - PPP borrowers applied for and received forgiveness from the SBA for $48.5 million of PPP loan principal
- Strategic Program loan originations increased primarily due to increased activity across our Strategic Program lending platforms
  - Q2 2020 loan originations were reduced across all loan types except PPP loans due to the COVID-19 pandemic

Q2 2021 Financial Results (Unaudited and Preliminary)

	As of or for the three months ended June 30,	
	2020	2021
($M)	*(Unaudited)*	*(Unaudited)*
Total assets	$271.2	$288.2
Total loans	232.9	233.1
Total loan originations	~400	~1,300
Total deposits	155.0	198.6
Total shareholders' equity	36.9	60.3

	As of or for the three months ended June 30,	
	2020	2021
($M)	*(Unaudited)*	*(Unaudited)*
Net income	$1.1	$7.8
Net interest margin	8.8%	14.4%
Return on average assets	1.9%	10.0%
Return on average equity	11.9%	55.1%
Efficiency ratio	61.6%	37.3%

Note: "Efficiency ratio" is defined as total noninterest expense divided by the sum of net interest income and noninterest income. We believe this measure is important as an indicator of productivity because it shows the amount of revenue generated for each dollar spent. Please see Appendix for GAAP to non-GAAP reconciliations. For return on average assets and return on average equity, we calculate our average assets and average equity for a given period by dividing the sum of our total asset balance or total shareholder's equity balance, as the case may be, as of the beginning of the relevant period and at the end of the relevant period, and dividing by two. The financial information included on this slide is preliminary and unaudited. Please refer to slide 2 for a disclaimer regarding this financial information

SIGNIFICANTLY WELL-CAPITALIZED



Leverage Ratio - Bank Level
Tier 1 RBC - Bank Level
Total RBC - Bank Level
15.7%
19.4%
20.6%
16.2%
19.3%
20.5%
16.6%
19.4%
2018
2019
2020
1Q '21

Both FinWise Bancorp and FinWise Bank have consistently maintained regulatory capital ratios significantly above the federal "well-capitalized" regulatory standards

Note: Annual period financial data represents the annual period ending December 31; quarterly period financial data represents the quarterly period as of or ending March 31, 2021
FinWise Bank has elected to opt into the Community Bank Leverage Ratio framework starting in 2020

Capital Growth Strategy

Funding Would Enable Regulatory Capital and Competitive Strength to Fuel Strategic Growth

Primary Objectives

Continued Infrastructure Enhancement
Enables scalability, enhanced analytics and reporting

Growth Capital
Supports continued growth

Competitive Strength
Enables larger balance sheet to attract new partnerships, develop products, and support growth

Business Strategy Examples

Strategic Programs
Retain paper on balance sheet for further risk mitigation and future cross-sell opportunities

SBA 7(a) Lending
Grow organizational resources to increase originations

POS Lending Program
Explore new verticals

FinView™
Continue building technology and analytics engine to drive long-term business strategies

Key Investment Highlights

- Highly-profitable fintech lending model with compelling growth rates
- Proprietary FinView™ Analytics Platform, which includes an enterprise data warehouse, developed to enhance the gathering and interpretation of customer performance data
- Diverse, scalable revenue stream achieved in business lines with attractive market opportunities
- Disciplined underwriting and compliance infrastructure designed to prudently facilitate a robust loan origination platform
- Historically stable, relatively low-cost core deposits positioned to fund future growth
- Seasoned management team with considerable banking experience and a proven track record

IV. Appendix

HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheet

($ in thousands)	As of December 31,			As of March 31,
	2018	2019	2020	2021
Cash and cash equivalents	$26,004	$34,779	$47,383	$74,222
Investment securities held-to-maturity, at cost	570	453	1,809	1,670
Loans receivable, net	78,034	105,725	232,074	201,136
Strategic Program loans held-for-sale, at lower of cost or fair value	6,956	25,109	20,948	37,847
SBA servicing asset	1,581	2,034	2,415	3,074
Investment in Business Funding Group, at fair value	--	3,459	3,770	3,873
Other Assets	2,940	5,503	9,116	8,231
Total assets	**$116,085**	**$177,062**	**$317,515**	**$330,053**
Deposits	$94,824	$142,021	$164,476	$188,511
PPP Liquidity Facility	--	--	101,007	79,704
Other liabilities	2,036	1,946	6,160	9,528
Total liabilities	**$96,860**	**$143,967**	**$271,643**	**$277,743**
Total shareholders' equity	**$19,225**	**$33,095**	**$45,872**	**$52,310**
Total liabilities & shareholders' equity	**$116,085**	**$177,062**	**$317,515**	**$330,053**

Income Statement

($ in thousands)	For the Period Ended December 31,			For the Period Ended March 31,
	2018	2019	2020	2021
Interest income	$8,073	$21,408	$29,506	$8,806
Interest expense	846	1,462	1,756	372
Net interest income	**$7,227**	**$19,946**	**$27,750**	**$8,434**
Provision for loan losses	980	5,288	5,234	633
Net interest income after provision for loan losses	**$6,247**	**$14,658**	**$22,516**	**$7,801**
Strategic Program fees	$5,026	$8,866	$9,591	$2,953
Gain on sale of loans	2,957	4,167	2,849	2,603
SBA loan servicing fees	545	607	1,028	152
Other noninterest income	128	223	905	371
Noninterest income	**$8,656**	**$13,863**	**$14,373**	**$6,079**
Noninterest expense	**$9,538**	**$15,685**	**$21,749**	**$6,663**
Provision for income taxes	1,333	3,177	3,942	1,926
Net income	**$4,032**	**$9,659**	**$11,198**	**$5,291**

GAAP TO NON-GAAP RECONCILIATION

Tangible Shareholders' Equity and Tangible Book Value Per Share

	As of December 31,			As of March 31,
($ in thousands)	2018	2019	2020	2021
Total shareholders' equity	$19,225	$33,095	$45,872	$52,310
Goodwill	-	-	-	-
Other intangibles	-	-	-	-
Less: total intangible assets	-	-	-	-
Tangible shareholders' equity	**$19,225**	**$33,095**	**$45,872**	**$52,310**
Tangible book value per share	**$2.74**	**$3.80**	**$5.30**	**$6.00**

Efficiency Ratio

	For the Period Ended December 31,			For the Three Months Ended,		
($ in thousands)	2018	2019	2020	June 30, 2020 *(Unaudited)*[1]	March 31, 2021 *(Unaudited)*	June 30, 2021 *(Unaudited)*[1]
Noninterest expense	$9,538	$15,685	$21,749	$5,155	$6,663	$7,064
Net interest income	7,227	19,946	27,750	5,101	8,434	10,802
Noninterest income	8,656	13,863	14,373	3,261	6,079	8,160
Adjusted operating revenues	$15,883	$33,809	$42,123	$8,362	$14,513	$18,962
Efficiency ratio	**60.1%**	**46.4%**	**51.6%**	**61.6%**	**45.9%**	**37.3%**

(1) The financial information included on this slide for the three months ended June 30, 2021 and 2020 is preliminary and unaudited. Please refer to slide 2 for a disclaimer regarding this financial information

Note: "Tangible shareholders' equity" is defined as total shareholders' equity less goodwill and other intangible assets. The most directly comparable GAAP financial measure is total shareholders' equity. We had no goodwill or other intangible assets as of any of the dates indicated. We have not considered loan servicing rights as an intangible asset for purposes of this calculation. As a result, tangible shareholders' equity is the same as total shareholders' equity as of each of the dates indicated. Note: "Efficiency ratio" is defined as total noninterest expense divided by the sum of net interest income and noninterest income. We believe this measure is important as an indicator of productivity because it shows the amount of revenue generated for each dollar spent

GAAP TO NON-GAAP RECONCILIATION (CONTINUED)

Allowance for Loan Losses to Total Loans (Excluding PPP)

	As of December 31,			As of March 31,
($ in thousands)	2018	2019	2020	2021
Allowance for loan losses	$1,735	$4,531	$6,199	$6,184
Total loans	87,816	136,662	261,777	245,226
PPP loans	-	-	107,145	65,858
Total loans less PPP Loans	$87,816	$136,662	$154,632	$179,368
Allowance for loan losses to total loans (ex. PPP)	**2.0%**	**3.3%**	**4.0%**	**3.4%**

Total NPAs & TDRs to Total Assets (Excluding PPP)

	As of December 31,			As of March 31,
($ in thousands)	2018	2019	2020	2021
Total NPAs & TDRs	$87	$1,108	$1,701	$1,659
Total assets	116,085	177,062	317,515	330,053
PPP loans	-	-	107,145	65,858
Total assets less PPP loans	$116,085	$177,062	$210,370	$264,195
Total NPAs & TDRs to total assets (ex. PPP)	**0.1%**	**0.6%**	**0.8%**	**0.6%**

Note: "Allowance for loan losses to total loans (less PPP loans)" is defined as the allowance for loan losses divided by total loans minus PPP loans. The most directly comparable GAAP financial measure is allowance for loan losses to total loans. "Nonperforming assets and troubled debt restructurings to assets (less PPP loans)" is defined as the sum of nonperforming assets and troubled debt restructurings divided by total assets minus PPP loans. The most directly comparable GAAP financial measure is the sum of nonperforming assets and troubled debt restructurings to total assets. We believe these measures are important because PPP loans are 100% guaranteed by the SBA and the exclusion of the PPP loans is more consistent with periods prior to the presence of PPP loans

Significant Success with PPP Program

FinWise leveraged its technology platform and strategic platform relationships…

- For full year 2020, originated 700 PPP loans for a total principal amount of $126.6 million (no additional PPP loans originated for the three months ended March 31, 2021)
- As of March 31, 2021, PPP borrowers applied for and received forgiveness from the SBA for $60.6 million of PPP loan principal and made $0.2 million of principal payments leaving $65.9 million of PPP loan principal outstanding
- Loan forgiveness resulted in total accreted deferred loan fees of $1.1 million as of March 31, 2021
- Participation in the PPP will continue to have a positive impact on the Company's financial position and results as this fee income is recognized over the term of the PPP loans
- Short-term modifications related to COVID-19 not classified as troubled debt restructurings as of March 31, 2021 were $0.3 million

Paycheck Protection Program Overview[1]

($ in millions)

Originations	700
Principal Amount	$126.6
Total PPP Fees Recognized	$1.1
Deferred PPP Fees	$1.0

Scaling the Balance Sheet



12/31/2019
3/31/2021
Assets ($M)
$177
$330
Loans (ex PPP)
% of assets
$137
77%
$179
54%
$66
20%
PPP
Cash / Securities
& Other
$40
23%
$85
26%
Deposits
% of funding
$142
80%
$189
57%
$80
24%
PPPLF
Other Liabilities
% of Funding
$2
1%
$10
3%
Equity
E/A
$33
18.7%
$52
15.8%

(1) Represents PPP financial metrics since Program inception as of March 31, 2021

FinWise has Built a Highly Regarded Platform

Selected Rankings

S&P Global Market Intelligence

2020
#2 best-performing under $3B

S&P Global Market Intelligence

2019
#41 best-performing under $3B

SBA U.S. Small Business Administration

2020
#6 Largest Lender in NY

SBA U.S. Small Business Administration

2020
#8 Largest Lender in NJ

S&P Global Market Intelligence

2018
#12 best-performing under $3B

S&P Global Market Intelligence

2017
#3 best-performing under $1B

SBA U.S. Small Business Administration

2019
#9 Largest Lender in NY

FinView™ Analytics Platform: Buildout Drives Continued Scale

- 2017: Began using Application Programming Interface ("API") to connect with Strategic Program service providers
- 2018: FinView™ used to analyze retention of selected Strategic Program loans
- 2020: Enhanced enterprise data warehouse to more efficiently capture loan origination and servicing data
- 2021: Continued build out of FinView's™ business analytics module; launching an updated version of its API

2016	2017	2018	2019	2020	2021	2022+
						Machine Learning and AI
						Business Intelligence Analytics
					API v2	API v2
				Enterprise Data Warehouse	Enterprise Data Warehouse	Enterprise Data Warehouse
		Manual credit insights	Manual credit insights	Manual credit insights	Manual credit insights	Manual credit insights
	API v1	API v1	API v1	API v1	API v1	API v1
Strategic Program Service Providers: 1	Strategic Program Service Providers: 4	Strategic Program Service Providers: 7	Strategic Program Service Providers: 9	Strategic Program Service Providers: 8	Strategic Program Service Providers: 9+	Strategic Program Service Providers: 9+

The compilation of millions of loan origination and servicing data points creates deep insights that drive more informed decision-making across asset classes, and enables more efficient product launches

(Orange) Near-term strategic priority; timing of product development dependent on a number of factors, including timing for new hires

Board of Directors

Name	Title	Current / Prior Experience
Russell F. Healey, Jr.	Chairman of the Board	CFO and COO of Feature Films for Families Sole owner of the Healey Company
Howard I. Reynolds	Vice Chairman of the Board	Member of Board since inception Founding investor of Element Solar Energy
Kent Landvatter	President, CEO and Director	President, CEO and Director of FinWise
James N. Giordano	Director	CEO of Cambridge Medical Funding Group LLC and Care Cap Plus LLC
Thomas E. Gibson, Jr.	Director	Bank and Credit Union Examiner at the Utah Department of Financial Institutions
Lisa Ann Nievaard	Director	General manager of franchise leadership at Coca-Cola North America
Jeana Hutchings	Director	Diversified Insurance Group founder and partner
Jerry Cunningham	Director	Member of Board since inception Purchasing Manager at Goldcrest Homes

Director & Executive Officer Beneficial Ownership: 33.2%[1]

(1) As of July 27, 2021